UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Star Equity Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85513Q103
(CUSIP Number)

JEFFREY E. EBERWEIN
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,278,598*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,278,598*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,278,598*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.30%
14	TYPE OF REPORTING PERSON IN

* Includes 1,075,000 Shares underlying the Warrants (as defined herein) that are immediately exercisable.

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
Item 3.    Source and Amount of Funds or Other Consideration.

Capitalized terms not defined herein shall have the meanings set forth in the original Schedule 13D. Item 3 is hereby amended and restated to read as follows:
Of the 4,278,598 Shares deemed beneficially owned by Mr. Eberwein, (i) 1,075,000 Shares and 1,075,000 accompanying warrants for an additional 1,075,000 Shares (the “Warrants”) were acquired directly from the underwriter in an underwritten public offering conducted by the Issuer that closed on January 24, 2022 (the “2022 Public Offering”), (ii) 650,000 Shares were acquired pursuant to that certain Purchase Agreement, (iii) 1,345,238 Shares were acquired via a combination of purchases with personal funds in the open market (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), of which 500,000 Shares were purchased pursuant to the 10b5-1 2022 Trading Plan, (iv) 89,360 Shares were acquired upon the vesting of certain Restricted Stock Units awarded to Mr. Eberwein in connection with his service as the Executive Chairman of the Issuer’s Board, and (v) 44,000 Shares were acquired in a public offering consummated in May 2020 (the “2020 Public Offering”).
The aggregate purchase price of the Shares purchased in the open market and in the 2022 Public Offering and 2020 Public Offering is approximately $5,746,383, excluding brokerage commissions. The other Shares were acquired by Mr. Eberwein as described above.
In addition to the Shares, Mr. Eberwein owns 1,222,458 shares of the Issuer’s 10% Series A Cumulative Perpetual Preferred Stock.
Item 5.    Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 15,196,090 Shares outstanding, which is the total number of Shares outstanding based on information provided by the Issuer to the Reporting Person.
A.    Mr. Eberwein
(a)    As of the close of business on June 8, 2023, Mr. Eberwein beneficially owned 4,278,598 Shares (including 1,075,000 Shares underlying the Warrants, which are immediately exercisable).
Percentage: Approximately 26.30%
(b)    1. Sole power to vote or direct vote: 4,278,598
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,278,598
4. Shared power to dispose or direct the disposition: 0

(c)    The transactions in the Shares by the Reporting Person since the filing of Amendment No. 4 the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 8, 2023

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

SCHEDULE A
Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]		Date of Purchase/Sale

10,000	$0.97	[2]	12/16/2022
8,407	$0.99	[3]	12/19/2022
17,300	$0.84	[4]	5/18/2023
10,647	$0.90	[5]	5/19/2023
39,300	$0.93	[6]	5/22/2023
10,000	$0.99	[7]	5/23/2023
2,500	$1.01		5/25/2023
14,412	$1.05	[8]	6/2/2023
3,800	$1.10		6/5/2023
44,954	$1.09	[9]	6/6/2023
40,000	$1.10	[10]	6/7/2023
37,000	$1.08	[11]	6/8/2023
1The prices reported in this column are weighted average prices. Mr. Eberwein undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.
2These shares were purchased in multiple transactions at prices ranging from $0.94 to $1.00, inclusive.
3These shares were purchased in multiple transactions at prices ranging from $0.98 to $1.00, inclusive.
4These shares were purchased in multiple transactions at prices ranging from $0.84 to $0.87, inclusive.
5These shares were purchased in multiple transactions at prices ranging from $0.90 to $0.92, inclusive.
6These shares were purchased in multiple transactions at prices ranging from $0.92 to $0.95, inclusive.
7These shares were purchased in multiple transactions at prices ranging from $0.98 to $0.99, inclusive.
8These shares were purchased in multiple transactions at prices ranging from $1.05 to $1.06, inclusive.
9These shares were purchased in multiple transactions at prices ranging from $1.08 to $1.10, inclusive.
10These shares were purchased in multiple transactions at prices ranging from $1.09 to $1.10, inclusive.
11These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.09, inclusive.